Exhibit 99.B(d)(2)(C)(iii)

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Massachusetts Financial Services Company (“Portfolio Manager”) to the following Series of ING Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly as set out below, based on the combined average daily net assets of the Series set out below at the following annual rates:

Series	Rate

ING MFS Total Return Portfolio and	0.35% on first $500 million;
ING MFS Utilities Portfolio	0.30% on next $1 billion; and
0.25% thereafter